FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2006

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued as of December 31, 2003, 2004 and 2005, together with the Report of Independent Auditors

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Financial Statements as of December 31, 2003, 2004 and 2005, together with the Report of Independent Auditors

Content

Report of Independent Auditors

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have audited the accompanying consolidated balance sheets of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, the Company) as of December 31, 2004 and 2005, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years ended December 31, 2003, 2004 and 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit either the financial statements of Minera Yanacocha S.R.L. (an equity accounted affiliated entity in which the Company has an 43.65 percent interest) nor the financial statements of Sociedad Minera Cerro Verde S.A. A. (an equity accounted affiliated entity in which the Company has an 18.299 percent interest) as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005. Those statements have been audited by others auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A., is based solely on the reports of the others auditors. In the consolidated financial statements of the Company, as derived from the financial statements of Minera Yanacocha S.R.L., the Company's investment and share in the net income in this entity amount to approximately S/1,152.2 million and S/1,714.4 million as of December 31, 2004 and 2005, and S/515.7 million, S/583.3 million and S/752.9 million for the years ended December 31, 2003, 2004 and 2005, respectively. Likewise, the Company's investment and share in the net income in Sociedad Minera Cerro Verde S.A.A., obtained from the corresponding financial statements, amount to approximately S/491.9 million as of December 31, 2005 and S/125.6 million for the year ended December 31, 2005, respectively.

2. We conducted our audits in accordance with auditing standards generally accepted in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of the independent auditors of Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A provide a reasonable basis for our opinion.

3. In our opinion, based on our audits and the report of the auditors of Minera Yanacocha S.R.L. and Sociedad Minera Cerro Verde S.A.A., the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Compañía de Minas Buenaventura S.A.A. and subsidiaries as of December 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for the years ended December 31, 2003, 2004 and 2005, in conformity with accounting principles generally accepted in Peru.

4. Effective January 1, 2003, the Company adopted the IAS 39, Financial Instruments - Recognition and Measurement, and together with its affiliate Minera Yanacocha S.R.L., modified its accounting policy to record its long-lived assets retirement obligations. Likewise, effective January 1, 2005, with the purpose of adopting international industry practices, the Company modified its accounting principle for recording mining stripping costs. See note 3.

Countersigned by:

____________________

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

February 17, 2006

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2004 and 2005
	Note	2004	2005	2005
		S/(000)	S/(000)	US$(000)
				(Note 4)

Assets
Current assets

Cash and cash equivalents	6	614,862	332,102	96,795

Investment funds	7	86,971	52,884	15,414

Trade accounts receivable	8	97,061	93,354	27,209

Other accounts receivable, net	9	12,248	19,089	5,563

Accounts receivable from affiliates	37(b)	46,078	66,038	19,247

Inventories, net	10	69,353	94,377	27,507

Current portion of prepaid tax and expenses	11	40,471	43,182	12,586
		_________	_________	_________

Total current assets		967,044	701,026	204,321

Long - term other accounts receivable	9	4,574	5,044	1,470

Prepaid tax and expenses	11	14,059	12,405	3,616

Investment in shares	12	1,531,347	2,502,267	729,311

Property, plant and equipment, net	13	603,559	583,281	170,003

Development costs, net	14	143,258	163,924	47,778

Deferred stripping costs	3(b)	56,056	-	-

Goodwill, net		6,199	5,303	1,546

Deferred income tax and workers' profit sharing asset, net	31(b)	245,299	308,091	89,796
		_________	_________	_________

Total assets		3,571,395	4,281,341	1,247,841
		_________	_________	_________

	Note	2004	2005	2005
		S/(000)	S/(000)	US$(000)
				(Note 4)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	15	13,150	26,229	7,645
Trade accounts payable	16	61,188	53,089	15,473
Other current liabilities	17	133,261	204,597	59,633
Derivative instruments	34(a)	70,927	59,138	17,236
Current portion of long-term debt	18	36,332	1,631	475
Deferred income from sale of future production	34(b)	74,937	107,079	31,209
		_________	_________	_________
Total current liabilities		389,795	451,763	131,671
Other long-term liabilities	17	83,465	96,852	28,229
Derivative instruments	34(a)	267,852	168,017	48,970
Long-term debt	18	15,031	1,367	398
Deferred income from sale of future production	34(b)	568,772	613,791	178,896
		_________	_________	_________
Total liabilities		1,324,915	1,331,790	388,164
		_________	_________	_________
Minority interest	19	66,347	80,247	23,389
		_________	_________	_________
Shareholders' equity, net
Capital stock, net of treasury shares of S/49,659,000 in 2004 and 2005	20	596,755	596,755	173,930
Investment shares, net of treasury shares of S/66,000 in 2004 and S/127,000 in 2005		1,683	1,622	473
Additional capital		610,659	609,734	177,713
Legal reserve		129,276	129,276	37,679
Other reserves		923	923	269
Retained earnings		734,059	1,598,716	465,962
Cumulative translation loss		(148,513)	(67,962)	(19,808)
Cumulative unrealized gain on investments in shares carried at fair value, note 12(a)		256,331	240	70
Cumulative unrealized loss on derivative instruments		(1,040)	-	-
		_________	_________	_________
Total shareholders' equity, net		2,180,133	2,869,304	836,288
		_________	_________	_________

Total liabilities and shareholders' equity, net		3,571,395	4,281,341	1,247,841
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2003, 2004 and 2005
	Note	2003	2004	2005	2005
		S/(000)	S/(000)	S/(000)	US$(000)
					(Note 4)
Operating revenues
Net sales	22	735,306	908,441	936,595	272,980
Realized income from sale of future production	34(b)	-	68,837	92,753	27,034
Royalties income	37(a)	116,857	128,889	152,342	44,402
		_________	_________	_________	_________
Total revenues		852,163	1,106,167	1,181,690	344,416
		_________	_________	_________	_________

Costs of operations
Operating costs	23	306,624	340,697	343,327	100,066
Exploration and development costs in operational mining sites	24	86,354	127,435	136,053	39,654
Depreciation and amortization	13(c)	63,786	74,077	111,177	32,404
		_________	_________	_________	_________
Total costs of operations		456,764	542,209	590,557	172,124
		_________	_________	_________	_________
Gross margin		395,399	563,958	591,133	172,292
		_________	_________	_________	_________

Operating expenses
Exploration costs in non-operational mining sites	25	59,255	88,241	91,919	26,792
General and administrative	26	123,161	76,866	112,630	32,827
Royalties	27	25,142	31,557	40,350	11,760
Selling	28	25,776	17,839	15,864	4,624
Amortization of goodwill		910	994	896	261
		_________	_________	_________	_________
Total operating expenses		234,244	215,497	261,659	76,264
		_________	_________	_________	_________
Operating income		161,155	348,461	329,474	96,028
		_________	_________	_________	_________

Other income (expenses), net
Share in affiliated companies, net	12(b)	557,558	575,858	870,748	253,788
Loss from change in the fair value of derivative instruments	34(a)	(668,030)	(58,774)	(87,872)	(25,611)
Interest income	29	7,785	12,132	11,646	3,394
Gain (loss) from exposure to inflation	2(a)	793	(9,847)	-	-
Exchange difference gain (loss)		(472)	(12,636)	1,483	432
Interest expense	29	(8,687)	(7,515)	(5,797)	(1,689)
Other, net	30	(12,804)	(13,505)	(18,305)	(5,334)
		_________	_________	_________	_________
Total other income (expenses), net		(123,857)	485,713	771,903	224,980
		_________	_________	_________	_________

Income before workers' profit sharing, income tax, minority interest and cumulative effects of changes in accounting principles		37,298	834,174	1,101,377	321,008
Workers' profit sharing	31(a)	62,887	(18,356)	(8,569)	(2,498)
Income tax	31(a)	198,286	(101,997)	(75,406)	(21,978)
		_________	_________	_________	_________
Income before minority interest and cumulative effects of changes in accounting principles		298,471	713,821	1,017,402	296,532
Minority interest	19	(51,023)	(28,171)	(66,003)	(19,237)
		_________	_________	_________	_________
Income before cumulative effects of changes in accounting principles		247,448	685,650	951,399	277,295
Cumulative effect of change in accounting principle due to mine closing	3(a)	(72,295)	-	-	-
Cumulative effect of change in accounting principle due to stripping costs	3(b)	-	-	(10,416)	(3,036)
		_________	_________	_________	_________

Net income		175,153	685,650	940,983	274,259
		_________	_________	_________	_________

Basic and diluted earnings per share, before cumulative effects of changes in accounting principles, stated in Peruvian Nuevos Soles and U.S. dollars	32	1.95	5.39	7.48	2.18

Cumulative effect of change in accounting principle due to mine closing		(0.57)	-	-	-

Cumulative effect of change in accounting principle due to stripping costs		-	-	(0.08)	(0.02)
		_________	_________	_________	_________

Basic and diluted earnings per share, stated in Peruvian Nuevos Soles and U.S. dollars	32	1.38	5.39	7.40	2.16
		_________	_________	_________	_________

Weighted average number of shares outstanding		127,236,219	127,236,219	127,229,844	127,229,844
		_________	_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31, 2003, 2004 and 2005
	Capital stock, net of treasury shares
	________________________
	Number of shares	Common shares	Investment shares	Additional capital	Legal reserve	Other reserves	Retained earnings	Cumulative transaction loss	Cumulative unrealized gain on investments in shares carried at fair value	Cumulative unrealized loss on derivative instruments	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1st, 2003	126,879,832	596,755	1,683	610,659	81,537	-	683,769	7,369	-	-	1,981,772
Loss in the initial valuation of investments in shares maintained at fair value, note 2(f)	-	-	-	-	-	-	(5,957)	-	-	-	(5,957)
Declared and paid dividends, note 20(f)	-	-	-	-	-	-	(159,164)	-	-	-	(159,164)
Shares carried at fair value	-	-	-	-	-	-	-	-	209,130	-	209,130
Loss in the initial valuation of derivative instruments, note 2(r)	-	-	-	-	-	-	(458,189)	-	-	-	(458,189)
Gain in the initial valuation of derivative instruments classified as hedging instruments held by El Brocal, note 2(r)	-	-	-	-	-	-	-	-	-	1,742	1,742
Loss from change in the fair value of derivative instruments classified as hedging instruments held by El Brocal	-	-	-	-	-	-	-	-	-	(8,085)	(8,085)
Transfer to legal reserve	-	-	-	-	17,749	-	(17,749)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A., note 20(g)	-	-	-	-	-	-	-	(36,764)	-	-	(36,764)
Net income	-	-	-	-	-	-	175,153	-	-	-	175,153
	__________	_________	_________	_________	_________	_________	__________	__________	__________	__________	__________
Balance as of December 31, 2003	126,879,832	596,755	1,683	610,659	99,286	-	217,863	(29,395)	209,130	(6,343)	1,699,638
Declared and paid dividends, note 20(f)	-	-	-	-	-	-	(139,464)	-	-	-	(139,464)
Investments in shares maintained at fair value	-	-	-	-	-	-	-	-	47,201	-	47,201
Gain from change in the fair value of derivative instruments classified as hedging instruments held by El Brocal, note 34(a)	-	-	-	-	-	-	-	-	-	4,621	4,621
Transfer due to change in terms of hedging contracts held by the subsidiary El Brocal	-	-	-	-	-	-	-	-	-	-	-
Realized income from sale of future production of El Brocal	-	-	-	-	-	-	-	-	-	682	682
Transfer to legal reserve	-	-	-	-	29,990	-	(29,990)	-	-	-	-
Others	-	-	-	-	-	923	-	-	-	-	923
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., maintained through Compañía Minera Condesa S.A., note 20(g)	-	-	-	-	-	-	-	(119,118)	-	-	(119,118)
Net income	-	-	-	-	-	-	685,650	-	-	-	685,650
	__________	_________	_________	_________	_________	_________	__________	__________	__________	__________	__________
Balance as of December 31, 2004	126,879,832	596,755	1,683	610,659	129,276	923	734,059	(148,513)	256,331	(1,040)	2,180,133
Effect of adoption of the equity method on Sociedad Minera Cerro Verde S.A.A. investment, note 12(j)	-	-	-	-	-	-	75,680	(10,348)	(256,043)	-	(190,711)
Declared and paid dividends, note 20(f)	-	-	-	-	-	-	(152,006)	-	-	-	(152,006)
Investments in shares maintained at fair value	-	-	-	-	-	-	-	-	(48)	-	(48)
Realized revenue from sale of future production of El Brocal	-	-	-	-	-	-	-	-	-	1,040	1,040
Investment shares acquired by Subsidiary	-	-	(61)	(925)	-	-	-	-	-	-	(986)
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., (maintained through Compañía Minera Condesa S.A.) and in Sociedad Minera Cerro Verde S.A.A., note 20(g)	-	-	-	-	-	-	-	90,899	-	-	90,899
Net income	-	-	-	-	-	-	940,983	-	-	-	940,983
	__________	_________	_________	_________	_________	_________	__________	__________	__________	__________	__________
Balance as of December 31, 2005	126,879,832	596,755	1,622	609,734	129,276	923	1,598,716	(67,962)	240	-	2,869,304
	_________	________	________	_________	________	________	_________	_________	_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2003, 2004, and 2005
	2003	2004	2005	2005
	S/(000)	S/(000)	S/(000)	US$(000)
				(Note 4)
Operating activities
Collection from customers	733,646	885,646	940,302	274,061
Collection of dividends	482,025	419,782	307,926	89,748
Collection of royalties	112,354	120,136	131,816	38,419
Collection of interest	8,827	11,909	10,627	3,097
Payments to suppliers and third parties	(313,826)	(355,188)	(365,353)	(106,485)
Payments of exploration expenditures	(128,684)	(172,215)	(181,921)	(53,023)
Payments to employees	(101,629)	(119,594)	(147,048)	(42,859)
Payments of income tax	(38,509)	(44,478)	(84,750)	(24,701)
Payments of royalties	(25,976)	(27,248)	(42,803)	(12,475)
Payments of interest	(8,686)	(5,170)	(5,797)	(1,690)
	________	________	________	________
Net cash provided by operating activities	719,542	713,580	562,999	164,092
	________	________	________	________
Investing activities
Payments by purchase of investments in shares	(4,663)	(8,084)	(509,163)	(148,401)
Purchase of property, plant and equipment	(67,814)	(96,507)	(70,253)	(20,476)
Development expenditures	(38,504)	(38,611)	(57,586)	(16,783)
Payments from derivative instruments settled, net	(20,812)	(73,403)	(24,157)	(7,041)
Proceeds from sale of plant and equipment	2,464	1,595	663	193
Decrease (increase) on time deposits	-	(24,255)	24,255	7,069
Decrease (increase) of investment fund	(53,068)	(34,735)	38,869	11,329
Proceeds from sale of shares	3,059	330	-	-
	________	________	________	________
Net cash used in investing activities	(179,338)	(273,670)	(597,372)	(174,110)
	________	________	________	________
Financing activities
Payments of dividends	(159,164)	(139,464)	(152,006)	(44,304)
Payments of long-term debt	(22,213)	(76,705)	(50,354)	(14,675)
Payments of dividends for minority interest shareholders	(33,283)	(33,521)	(36,840)	(10,737)
Proceeds from long-term debt	-	12,147	1,989	580
Increase (decrease) of bank loans, net	(22,921)	(10,311)	13,079	3,811
	________	________	________	________
Net cash used in financing activities	(237,581)	(247,854)	(224,132)	(65,325)
	________	________	________	________
Net increase (decrease) in cash and cash equivalents during the year	302,623	192,056	(258,505)	(75,343)
Cash and cash equivalents at beginning of year	95,928	398,551	590,607	172,138
	________	________	________	________
Cash and cash equivalents at year-end, note 6	398,551	590,607	332,102	96,795
	________	________	________	________

	2003	2004	2005	2005
	S/(000)	S/(000)	S/(000)	US$(000)
				(Note 4)
Reconciliation of net income to net cash provided by operating activities
Net income	175,153	685,650	940,983	274,259
Add (deduct)
Depreciation and amortization	66,908	75,481	112,465	32,779
Loss from change in the fair value of derivative instruments	668,030	21,937	87,872	25,611
Minority interest	51,023	28,171	66,003	19,237
Amortization of development costs	16,445	33,265	34,090	9,936
Officers' compensation	49,594	2,135	26,883	7,835
Cumulative effect of accounting change	72,295	-	10,416	3,036
Asset impairment loss and write-off	12,433	2,889	9,382	2,735
Accretion expense	4,724	7,056	7,621	2,221
Net cost of retired plant and equipment	6,490	754	3,598	1,049
Amortization of goodwill	910	994	896	261
Loss (gain) on sale of plant and equipment	(2,133)	(157)	137	40
Allowance for doubtful accounts	5,952	1,146	76	22
Exchange difference loss (gain)	472	12,636	(1,483)	(432)
Gain from change in the fair value of investment fund	(1,813)	(5,022)	(2,503)	(730)
Provisions for deferred income tax and workers' profit sharing	(301,980)	37,840	(42,836)	(12,485)
Income from sale of future production	-	(68,837)	(92,753)	(27,034)
Share in affiliated companies, net of dividends	(75,533)	(160,947)	(562,822)	(164,040)
Loss (gain) from exposure to inflation	(793)	9,847	-	-
Gain on sale of shares	(267)	(51)	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(16,019)	(22,259)	(23,665)	(6,897)
Inventories	558	5,097	(29,278)	(8,533)
Prepaid taxes and expenses	(6,432)	(48,952)	(97,515)	(28,422)
Deferred stripping costs	(14,329)	-	-	-
Increase (decrease) of operating liabilities -
Trade accounts payable and other current liabilities	7,854	94,907	115,432	33,644
	________	________	________	________
Net cash provided by operating activities	719,542	713,580	562,999	164,092
	_______	_______	_______	_______
Transactions that did affect cash flows:
Transfer from derivative instruments to deferred income from sale of future production	709,963	-	172,540	50,289
Increase of the book value of long-term assets	8,658	24,842	27,967	8,226

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2003, 2004 and 2005

1. Business activity

Compañía de Minas Buenaventura S.A.A. (hereafter "Buenaventura") is a public company incorporated in 1953. It is engaged in the exploration (individually and in association with third parties), extraction, concentration and commercialization of polymetallic ores.

Buenaventura operates two mining units in Peru (Uchucchacua and Orcopampa) and has a controlling interest in three Peruvian mining companies that own the Colquijirca, Antapite, Ishihuinca, Shila and Paula mines. In addition, the Company holds direct and indirect interests in a number of other mining companies; the most important of such interests is in Minera Yanacocha S.R.L. (hereafter "Yanacocha") and Sociedad Minera Cerro Verde S.A.A. (hereafter, "Cerro Verde"), see note 12. Buenaventura also owns an electric power distribution company and a mining engineering services consulting company.

In 1999 and 2001, Buenaventura decided to suspend exploitation activities in the Julcani and Recuperada mines, respectively, and only continue to carry out exploration activities. Mineral found in Julcani during exploration activities is treated and sold. Due to the increase in the market quotations of metals, Buenaventura's management has decided to reinitiate its exploration activities in Recuperada during the first quarter of 2006.

As of December 31, 2004 and 2005, the number of employees at Buenaventura and its subsidiaries (together "the Company"), is as follows:
	2004	2005

Officers	78	87
Employees	868	974
Workers	1,038	1,066
	_________	_________

	1,984	2,127
	_________	_________

Buenaventura's legal address is Carlos Villaran Avenue 790, Santa Catalina, Lima, Peru.

The 2005 consolidated financial statements have been approved by Management and will be presented for the approval of the Directors and Shareholders at the times established by Law. In Management's opinion, the accompanying consolidated financial statements will be approved without modifications in the Board of Directors' and Shareholders' meetings to be held during the first quarter of 2006. Consolidated financial statements as of December 31, 2004 were approved in the Shareholders' meeting held on March 31, 2005.

The consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of December 31,
	________________________________________________
	2005		2004
	______________________		______________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Business Activities
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Provides advisory and engineering services related to the mining industry.
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	44.83	55.17	44.83	55.17

Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L., and other affiliated companies engaged in mining activities. Additionally, it is engaged in the extraction, concentration and commercialization of gold bars and concentrates

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Yanacocha Buenaventura and other affiliated companies engaged in mining activities.
Compañía Minera Colquirrumi S.A.	90.00	-	90.00	-	Exploration of polymetallic metals.
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power.
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placement of insurance contracts and provision of administrative and technical services in insurance matters.
Inversiones Colquijirca S.A.	59.90	-	61.42	-	Extraction, concentration and commercialization of polymetallic ores, principally zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.
Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold bars and concentrates
Minas Conga S.R.L.	-	60.00	-	60.00	Owner of mining rights.
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.
Minera La Zanja S.R.L.	53.06	-	53.06	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.
Minas Poracota S.A. (i)	-	-	50.00	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.
Minera Minasnioc S.A.C.	30.00	-	60.00	-	Prospection, exploration and exploitation of mineral rights. Currently is engaged in exploration activities.

(i) Effective December 30, 2005 and January 2, 2006, Buenaventura acquired 50% and 25% of the capital stock of Minas Poracota S.A. (Poracota), respectively, in exchange for a payment of US$4,501,000. According to the Shareholders' agreement signed with Teck Cominco Perú S.A. (hereafter "Teck Cominco"), if a preliminary study to be prepared by Teck Cominco and Buenaventura, indicates that there is a probability of obtaining a production greater than 300,000 ounces of gold per year, Teck Cominco will have the right to recover its position as the owner of the 50% of the capital stock of Poracota and to be the operator of the project. To this effect, Teck Cominco will prepare a feasibility study with a production of 300,000 ounces of gold, assuming the cost of this study. If the project were a smaller one, Buenaventura can opt for buying the remaining 25% of the capital stock of Poracota for US$2,250,000.

2. Significant accounting principles and practices

The consolidated financial statements are prepared based on Accounting Principles Generally Accepted in Peru. Accounting Principles substantially comprise International Financial Reporting Standards (IFRS), which include International Accounting Standards (IAS) duly approved by the Peruvian Accounting Standards Board. To the date of the consolidated financial statements, this Board has approved the use of IAS 1 to 41, and the Interpretations 1 to 33.

The main accounting principles and practices used in accounting for the transactions and in preparing the consolidated financial statements are:

(a) Presentation Basis -

The accompanying consolidated financial statements have been prepared from the accounting records of the company, which are stated in nominal monetary terms of the date of the transactions.

Until December 31, 2004, these consolidated financial statements were maintained in nominal Peruvian currency and adjusted to reflect changes In the National Wholesale Price Level Index (IPM), according to the methodology approved by the Peruvian Accounting Standards Board. This methodology required the adjustment of the non-monetary items in the consolidated financial statements considering their origin date and applying the corresponding Wholesale Price Indexes. Monetary items and foreign currency-denominated items were not restated because they are stated in currency of acquisition power at the consolidated balance sheet dates.

Effective year 2005, through Resolution No.031-2004-EF/93.01 enacted on May 18, 2004, the Peruvian Accounting Standards Board suspended the restatement of the financial statements to recognize the inflation effect. The restated balances as of December 31, 2004 have been considered as initial balances as of January 1, 2005. This accounting treatment has been also adopted by tax authorities for calculating the income tax for the year 2005. Therefore, the Company has not recognized a result from exposure to inflation in the income of 2005, while in 2003 and 2004, a gain of S/793,000 and a loss of S/9,847,000, respectively, were recorded.

(b) Use of estimates and assumptions -

The preparation of financial statements in conformity with generally accepted accounting principles in Peru requires Management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses for the years ended December 31, 2003, 2004 and 2005. Actual results could differ from those estimates.

The most significant estimates in the accompanying consolidated financial statements are the obsolescence supplies reserves, the useful lives and impairment of long-term assets, the determination of mineral reserves, the recoverability of deferred income tax and workers' profit sharing, the accrual for mine closing costs and the fair value of derivates instruments.

(c) Principles of consolidation -

The consolidated financial statements include the accounts of Buenaventura and the accounts of those subsidiaries in which possess more than 50 percent equity participation and/or exercises control. All significant inter-company balances and transactions have been eliminated. The minority interest is presented separately in the consolidated balance sheets and in the consolidated statements of income.

See companies included in the consolidated financial statements in Note 1.

(d) Cash and cash equivalents -

Cash and cash equivalents include all cash on hand and deposited in banks. For preparing the consolidated statements of cash flows, cash a balances and cash equivalent includes cash on hand, time deposits and highly liquid investments with original maturities of three months or less.

(e) Inventories -

Inventories are stated at the lower of average cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated costs of completion and estimated selling and distribution expenses. Cost is determined using the average method.

The accrual for obsolescence is based on an item-by-item analysis completed by the Company's management and related amounts are charged to expense in the period in which the obsolescence is deemed to have occurred.

(f) Investments in shares -

Until December 31, 2002, investments in which the Company's interest is lower than 20 percent or not exercise significant influence were stated at cost, less any permanent value impairment. Effective January 1, 2003, the Company has adopted IAS 39, Financial Instruments - Recognition and Measurement. Under the requirements of this standard, such investments must be recorded at fair value and changes in such value must be separately presented in the consolidated statements of changes in shareholders' equity. The Company has recorded a charge to retained earnings by S/5,957,000, corresponding to the initial adoption of this standard. The corresponding dividends are credited to income when declared.

Investments in entities in which the Company's ownership is greater than 20 percent but less than 50 percent or exercise significant influence are accounted for by the equity method, recognizing the Company's proportionate share in the results of the affiliates in the consolidated statements of income. The measurement and reporting currency of affiliates is the Peruvian Nuevo Sol, with the exception of Yanacocha and Cerro Verde whose measurement and reporting currency is the U.S. dollar. The translation of the financial statements of Yanacocha and Cerro Verde results in exchange differences arising from translating (a) income and expense items at the exchange rates prevailing on the individual transaction dates, (b) assets and liabilities at the closing exchange rate, and (c) equity accounts at the historical exchange rates. The net exchange difference is classified in equity until further disposal of the net investment.

The purchase method is used to record business acquisitions. Under this method, the assets and liabilities of acquired businesses are recorded at fair value and any difference between the amount paid and the fair value of assets and liabilities acquired is recorded as a mining concession in the caption "property, plant and equipment" (when the difference corresponds to mineral reserves) or goodwill.

For companies in which the Company's ownership is between 20 and 50 percent, any amount paid in excess of book value of the shares is reported in the Investment caption. The Company presents in this caption amounts paid over the book value of Yanacocha and Cerro Verde shares, and amortizes this amount using the units-of-production method, see Note 12.

(g) Property, plant and equipment -

Property, plant and equipment are stated at cost, net of accumulated depreciation and impairment loss. Maintenance and minor repairs are charged to expense as incurred. Expenditures that result in future economic benefits, beyond those originally contemplated in standards of performance for the existing assets, are capitalized.

Depreciation is calculated under the straight-line method of accounting considering the lower of estimated useful lives of the asset or estimated reserves of the mining unit. The useful lives are the following:
Years
Buildings, constructions and other	10 and 20
Machinery and equipment	5 and10
Transportation units	5
Furniture and fixtures	8 and 10
Computer equipment	4

The useful life assigned and the depreciation method chosen by the Company are reviewed periodically to ensure that the method and the depreciation period are consistent with the economic benefit and life expectations for use of property, plant and equipment items.

(h) Exploration and mine development costs -

Exploration costs are charged to expense as incurred. When it is determined that a mineral property can be economically developed, the costs incurred to develop it, including the costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized. In addition, expenditures that increase significantly the economic reserves in the mining units under exploitation are capitalized. Mine development costs are amortized using the units-of-production method, based on proven and probable reserves. On-going development expenditures to maintain production are charged to operations as incurred.

(i) Mining concessions -

The mining concessions balance corresponds to the amounts paid in excess of fair value of net assets acquired in the purchase of Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN (Cedimin), Inversiones Colquijirca S.A. (Colquijirca), Sociedad Minera El Brocal S.A.A. (El Brocal), Minera Paula 49 S.A.C. (Paula) and Minas Poracota S.A.( Poracota). The mining concessions are shown as a part of the property, plant and equipment caption and represent the ownership of the mining sites which contains the mineral reserves acquired. The mining concessions are amortized using the units-of-production method, based on the proved and probable reserves.

Annually, the Company reviews the carrying amounts of mining concessions and assesses whether any potential impairment issues exist respective to recoverability. If it is evident that the mining concessions are impaired, the Company provides for the impairment loss in the consolidated statements of income.

(j) Impairment of assets -

The Company reviews for and evaluates the potential impact of impairment on its assets when events or changes in circumstance occur that indicate the book value may not be recoverable. An impairment loss is recognized for the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The value in use of an asset is generally calculated as the present value of the estimated future cash flows expected to be earned from continual use of the asset and from its disposal at the end of its useful life. An impairment loss recognized in a previous year is reversed if events or changes occur that indicate the estimates used when the impairment loss was recognized should be adjusted to reflect a more favorable cash flow scenario. The future cash flow assumptions used include, among other items, estimates of recoverable ounces and metric tones, estimates of realizable prices and costs, and estimates of production quantities. Assumptions in which estimated future cash flows are based are subject to risk and uncertainty.

Differences between assumptions and market conditions and/or the Company's development profile could have a material effect on the financial situation and results of operations of the Company.

(k) Accruals -

An accrual is recognized only when the Company has a present obligation (legal or implicit) as a result of a past event, it is probable that resources of the Company will be required to settle the obligation, and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best available information at the date of the consolidated balance sheets.

(l) Accrual for mine closing costs -

See note 3(a) for further information about the accounting change.

(m) Deferred stripping costs -

See note 3(b) for further information about the accounting change.

(n) Recognition of revenues, costs and expenses -

Sales of concentrates are recorded at the time of shipment in the case of export sales or, when the concentrates physically pass to the customer's warehouse for domestic sales. Sales are recorded at estimated value according to preliminary billings. The sales amount is then adjusted in the period in which final billings are released. When it is evident that the quotations to be used in the final billings are lower than those used in preliminary billings, the excess is reversed in the period in which final prices are known.

Sales of ounces of gold are recorded at the time of the delivery and passage of the title rights of such ounces to the client.

Costs and expenses are recorded on an accrual basis.

(o) Foreign currency transactions -

Transactions occurring in a foreign currency are recorded in local Peruvian currency by applying to the foreign currency amount the exchange rate at the transaction date. Exchange gains and losses resulting from differences between the closing exchange rate and the exchange rate used to initially record transactions, are recognized in the consolidated statements of income in the period in which they arise.

(p) Income tax and workers' profit sharing -

The current income tax and workers' profit sharing balances are calculated and recorded pursuant to current legal regulations effective in Peru. Following the balance sheet liability method, the Company recognizes the effect of temporary differences between book and tax basis of assets and liabilities to the extent that such differences result in a deferred tax liability. If a deferred asset arises, it is not recognized unless it is more likely than not that it will be recoverable.

(q) Contingencies -

Loss contingencies are recorded in the financial statements when it is probable their occurrence and they can be fairly determined. In other case, they are only disclosed in notes to the financial statements.

Contingent assets are not recognized in the financial statements; however, they are disclosed in notes to the financial statements if it is probable that such contingent assets will be realized.

(r) Derivative instruments -

Until December 31, 2002, the Company used to disclose in notes to the consolidated financial statements the fair value of the derivative instruments. Effective January 1, 2003, IAS 39, Financial Instruments - Recognition and Measurement, is in force. Following the description of the changes resulting from the adoption of this standard:

- The fair value of derivative contracts qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. To the extent these hedges are effective in offsetting forecasted cash flows from the sale of production, changes in fair value are deferred in an equity account. Amounts deferred in such account are reclassified to Sales when the underlying production is sold. The effect of the initial adoption of this standard by the subsidiary El Brocal resulted in a credit to the equity account "unrealized loss on derivative instruments" of S/1,742,000.

- The fair value of derivative contracts not qualifying as cash flow hedges are reflected as assets or liabilities in the consolidated balance sheets. Changes in fair values are recorded in the caption "gain (loss) from Change in the Fair Value of Derivative Instruments" in the consolidated statements of income. The effect of the initial adoption of this standard resulted in a charge to retained earnings of 2003 by S/458,189,000.

- Gain and losses on derivative contracts qualifying as normal sales are initially deferred in the consolidated balance sheets and then recognized in income in the years in which the Company makes a physical delivery of the committed ounces of gold and tones of minerals, see note 34(b).

(s) Treasury shares -
The Company has common and investment shares under treasury. The nominal values of these shares are presented net of the capital stock and investment shares amounts.

The effect of the dividends income arising from the treasury shares held by a subsidiary are eliminated in the consolidated financial statements.

(t) Basic and diluted earnings per share -

Basic and diluted earnings per share have been calculated based on the weighted average number of common and investment shares outstanding at the date of the consolidated balance sheets; treasury shares have been excluded from the calculation.

(u) Comparative financial statements -

For improving the presentation of Consolidated Financial Statements, the company has made some reclassifications for the years 2003 and 2004.

- The amortization of goodwill of S/910,000 in 2003 and S/994,000 in 2004, which used to be presented as other income (expenses) net, is currently presented as operating expense.

- The realized deferred income from sale of future production of S/68,837,000 in 2004, which used to be presented as other income (expenses), is currently presented as an operating revenue.

- The mining concessions of S/151,345,000 have been reclassified from the mining concessions and goodwill caption to the property, plant and equipment caption of the consolidated balance sheet as of December 31, 2004.

- The amortization of mining concessions of S/14,668,000 in 2003 and S/14,604,000 in 2004, have been reclassified from the amortization of mining concessions and goodwill caption to the depreciation and amortization caption of the consolidated statements of income.

(v) New accounting pronouncements -

Through Resolutions N' 034-2005-EF/93.01 and N' 036-2005-EF/93.01 dated March 2, 2005 and December 15, 2005, respectively, the Peruvian Accounting Standards Board (CNC in Spanish), approved the International Accounting Standards (IAS) revised and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Committee. These standards are in force in Peru effective January 1, 2006.

Through Resolution N' 038-2005-EF/93.01 of February 3, 2006, CNC approved to suspend until December 31, 2006, the mandatory application of the IAS 21 "Effect of the Variations in the Exchange Rates of Foreign Currencies" (revised in 2003), related to the identification and use of a functional currency. As well, CNC resolved to maintain the equity method in the preparation of the individual financial statements.

The Company is evaluating the effects in its consolidated financial statements from the adoption of the revised IAS and the new IFRS issued.

3. Change in an accounting principle

(a) Effective January 1, 2003, the Company and its affiliated Yanacocha made an accounting change related to the provision for mine closure. Following, we describe the accounting changes, and the cumulative effect as of January 1, 2003:

(i) Until December 31, 2002, the Company used to record the obligation for mine closure when the related amount could be fairly estimated, which normally occurred at end of the life mine. Effective January 1, 2003, the Company records such liability when a legally enforceable obligation arises for mine closing, independently of the full depletion of the reserves. Once such obligation has been appropriately measured, it is recorded by creating a liability equal to the amount of the obligation and recording a corresponding increase to the carrying amount of the related long-lived assets (development costs and property, plant and equipment). As time passes, the amount of the obligation changes, recording an accretion expense; additionally, the capitalized cost is depreciated and/or amortized based on the useful lives of the related asset. Any difference in the settlement of the liability will be recorded in the results of the period in which such settlement occurs. The changes in the fair value of the obligation or useful life of the related assets that occur from the revision of the initial estimates should be recorded as an increase or decrease in the book value of the obligation and the related long-lived asset.

The cumulative effect of this change in accounting principle, net of the workers' profit sharing, income tax and minority interest, was a loss of S/20,711,000; this amount is presented in the caption "cumulative effect of change accounting principle due to mine closing" in the consolidated statements of income.

    Until December 31, 2002, the affiliated Yanacocha used to accrue the mine closing costs and charge to income over the expected operating lives of the mines using the unit-of-production method. Effective January 1, 2003, Yanacocha records such obligation using an accounting treatment similar to the one used by Buenaventura and its subsidiaries.

The cumulative effect of the change in the accounting principle was a loss of S/51,584,000, which is presented as "cumulative effect of change in accounting principle due to mine closing costs" in the consolidated statements of income.

(b) Until December 31, 2004, with the intent to reasonably match revenues and current production costs, El Brocal was deferring certain costs incurred in the expansion of the Tajo Norte mining site. These costs are commonly referred as "deferred stripping costs" and are incurred in mining activities that are associated with the removal of waste rock to access the ore body. Costs related to additional quantities of waste that must be moved to obtain 1 MT of mineral were deferred when the actual waste material extracted was higher than the estimate; likewise, these costs were amortized when actual waste mineral extraction was lower than the estimate.

Effective January 1, 2005, El Brocal considers the deferred stripping costs incurred during the production stage as variable production costs that should be included in the cost of the inventories produced. This accounting change allows El Brocal to adopt international industry practices.

The cumulative effect of this accounting change, net of workers' profit sharing, income tax and minority interest, was a loss of S/10,416,000, which is separately presented in the caption "Cumulative effect of change in accounting principle due to stripping costs" in the consolidated statements of income. This accounting change had no effect in the consolidated financial statements of 2004 due to the fact that the stripping costs incurred in such period were treated as in the current period.

In 2003, this change would have represented in the consolidated statements of income an increase in the operating costs from S/456,764,000 to S/471,093,000 and a decrease in the net income from S/175,153,000 to S/172,490,000. In addition, the basic and diluted earnings per share would have decreased from S/1.38 per share to S/1.36 per share.

4. Convenience Translation of Peruvian Nuevos Soles amounts into U.S. dollar amounts

The consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollar amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at December 31, 2005 (S/3.431 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as a representation that the Peruvian Nuevos Soles amounts have been, could have been or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

5. Foreign currency transactions

Translations to foreign currency are completed using exchange rates published by the Superintendencia de Banca y Seguros y AFP. As of December 31, 2005, the exchange rates published by this Institution were S/3.429 for buying and S/3.431 for selling (S/3.280 for buying and S/3.283 for selling as of December 31, 2004) and have been applied for the assets and liabilities accounts.

As of December 31, 2004 and 2005, the Company had the following assets and liabilities denominated in foreign currency:
	2004		2005
	_________________________		_________________________
		Equivalent to		Equivalent to
	US$(000)	S/(000)	US$(000)	S/(000)
Assets
Cash and cash equivalents	161,786	530,658	88,611	303,847
Investment funds	26,515	86,969	15,423	52,885
Trade and other accounts receivable (including current portion)	30,699	100,693	17,038	58,424
Account receivable from affiliates	13,935	45,708	19,202	65,844
	_________	_________	_________	_________
	232,935	764,028	140,274	481,000
	_________	_________	_________	_________
Liabilities
Bank loans	3,900	12,804	7,500	25,733
Trade accounts payable	12,703	41,704	8,328	28,573
Derivative instruments	103,192	338,779	66,206	227,155
Other current liabilities
- Accrual for mine closing costs	20,567	67,521	26,922	92,371
- Stock appreciation rights	14,330	47,047	17,291	59,324
- Others	5,516	18,109	6,911	23,712
Long-term debt (including current portion)	15,645	51,363	874	2,998
	_________	_________	_________	_________
	175,853	577,327	134,032	459,866
	_________	_________	_________	_________

Net asset position	57,082	186,701	6,242	21,134
	_________	_________	_________	_________

6. Cash and cash equivalents

(a) This item is made up as follows:
	2004	2005
	S/(000)	S/(000)

Cash	2,893	1,080
Demand deposits accounts	108,102	79,049
Time deposits (b)	479,612	251,973
	_________	_________
Cash balances included in the consolidated statements of cash flow	590,607	332,102
Time deposits with an original maturity of more than 90 days	24,255	-
	_________	_________

	614,862	332,102
	_________	_________

(b) As of December 31, 2005, it corresponds principally to time deposits for US$71,851,000, with annual interest rates ranging from 4.030 % to 5.425%, and maturities from 30 to 90 days (time deposits for US$146,000,000 with annual interest rates ranging from 1.96% to 2.67% as of December 31, 2004).

7. Investment funds

(a) This item is made up as follows:
	2004	2005
	S/(000)	S/(000)

Variable Investment fund	52,155	52,884
Investment fund in process of liquidation (b)	34,816	-
	_________	_________

	86,971	52,884
	_________	_________

As of December 31, 2004 and 2005, this caption includes variable investment funds under the administration of Compass Group S.A., which are carried at fair value.

(b) As of December 31, 2004, the Company settled this fund. The cash was available for the Company on January 18, 2005.

8. Trade accounts receivable

This item is made up as follows:
	2004	2005
	S/(000)	S/(000)

Doe Run Perú S.R.L.	13,092	33,196
Consorcio Minero S.A.	17,411	23,416
BHL Perú S.A.C.	18,209	17,711
Refinería de Cajamarquilla S.A.	2,479	7,438
AyS S.A.	8,479	4,195
Mitsui & Co. Precious Metals	16,334	-
Johnson Matthey	16,292	-
Others	4,765	7,398
	_________	_________

	97,061	93,354
	_________	_________

Trade accounts receivable are denominated in U.S. dollars, have current maturity, earn no interest and do not have specific guarantees.

In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risks at the date of the consolidated balance sheets.

9. Other accounts receivable, net

(a) This item is made up as follows:
	2004	2005
	S/(000)	S/(000)

Value added tax receivable, note 21(d)	-	8,310
Doubtful account from sale of shares	4,942	4,942
Claims to tax authorities (b)	4,048	4,048
Advances to suppliers and third parties	3,305	3,159
Loans to employees	1,896	2,543
Interest receivable	1,769	265
Other accounts receivable	7,345	7,315
	_________	_________
	23,305	30,582

Allowance for doubtful accounts (c)	(6,483)	(6,449)
	_________	_________
	16,822	24,133
Non - current portion	(4,574)	(5,044)
	_________	_________

Current portion	12,248	19,089
	_________	_________

(b) It corresponds to income tax payments of 2001, made in excess to Tax Administration. The Company is asking for a refund of these payments. In Management's and its legal advisors' opinion, this amount will be recovered once the claim process is over.

  Movement of the allowance for doubtful accounts is shown bellow:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Beginning balance	11,066	14,375	6,483
Accrual for the year, note 26	5,952	1,146	76
Result from the exposure to inflation	298	(672)	-
Write-off	(2,941)	(8,366)	(110)
	_________	_________	_________

Ending balance	14,375	6,483	6,449
	_________	_________	_________

In Management's opinion, the allowance for doubtful accounts is sufficient to cover bad debt risk at the date of the consolidated balance sheets.

10. Inventories, net

(a) This item is made up as follows:
	2004	2005
	S/(000)	S/(000)

Spare parts and supplies	54,311	55,852
Products in process	17,574	24,624
Finished products	6,975	32,067
	_________	_________
	78,860	112,543

Slow moving and obsolescence supplies reserves (b)	(9,507)	(18,166)
	_________	_________

	69,353	94,377
	_________	_________

The Company expects to use its supplies inventory in the normal course of operations. An immaterial amount related to supplies with slow turnover is classified as a current asset within this caption.

(b) The reserve for supplies had the following movements during 2003, 2004 and 2005:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Beginning balance	6,285	6,618	9,507
Accrual for the year, note 23	624	2,889	9,382
Write-off	(291)	-	(723)
	________	________	________

Ending balance	6,618	9,507	18,166
	________	________	________

In Management's opinion, the reserve above created is sufficient to cover the risks of slow moving and obsolete supplies at the date of the consolidated balance sheets.

11. Prepaid taxes and expenses

(a) This item is made up as follows:
	2004	2005
	S/(000)	S/(000)

Value added tax credit	21,772	24,464
Additional income tax prepayment (b)	11,451	11,451
Deferred costs	1,218	4,680
Pre-paid insurance	2,812	4,473
Tax on net assets	-	2,708
Income tax credit	14,497	2,322
Other	2,780	5,489
	_________	_________
	54,530	55,587

Less - Current portion	(40,471)	(43,182)
	_________	_________

Non - current portion (c)	14,059	12,405
	_________	_________

(b) On November 13, 2004, the Peruvian Constitutional Court enacted a sentence by means of which the Additional Income Tax Advance was considered unconstitutional; consequently, this advance is no longer in force effective such date. Buenaventura has applied for its devolution in accordance with the regulations of the Peruvian Tax Code. In management's opinion, this excess payment with be recovered in the short-term.

(c) As of December 31, 2004 and 2005, it mainly includes the value added tax originated by the exploration activities of Minera La Zanja S.R.L. In Management's opinion, this credit will be offset with the future value added tax liability to be generated when the exploitation activities begin.

12. Investments in shares

(a) This item is made up as follows:
	Equity ownership		Amount
	____________________		____________________
	2004	2005	2004	2005
	%	%	S/(000)	S/(000)

Equity method investments (c)
Minera Yanacocha S.R.L. (d)	43.65	43.65
Equity share (e)			1,152,188	1,714,424
Mining concession, net (f)			103,866	94,245
			________	________
			1,256,054	1,808,669
			________	________
Sociedad Minera Cerro Verde S.A.A.
Equity share (k)	-	18.299	-	491,933
Mining concession, net (l)			-	197,754
			________	________
			-	689,687
			________	________

Investment carried at fair value
Sociedad Minera Cerro Verde S.A.A. (i)	9.17	-	270,600	-
Ferrovías Central Andino S.A.	10.00	10.00	2,207	2,207
Others			925	1,531
			________	________
			273,732	3,738
			________	________

Others			1,561	173
			________	________

			1,531,347	2,502,267
			________	________

(b) The detail of share in affiliated companies is:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Minera Yanacocha S.R.L.	558,103	575,188	744,710
Sociedad Minera Cerro Verde S.A.A.	-	-	125,567
Others	(545)	670	471
	_________	_________	_________

	557,558	575,858	870,748
	_________	_________	_________

(c) The amount of equity participation in affiliates has been determined from audited financial statements of each affiliate as of December 31, 2004 and 2005.

Minera Yanacocha S.R.L.

(d) Economic activity -

Yanacocha represents the most significant investment of Buenaventura. Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha.

(e) Investment in Yanacocha -

The movement of the equity investment in Yanacocha is as follows:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Yanacocha's equity at beginning of year	2,554,932	2,547,851	2,662,511
Participation percentage	43.65%	43.65%	43.65%
	_________	_________	_________
Company's participation in Yanacocha's equity at beginning of year	1,115,228	1,112,137	1,162,186
Elimination of intercompany gains (*)	(12,130)	(11,092)	(9,998)
	_________	_________	_________
Balance of investment at beginning of year	1,103,098	1,101,045	1,152,188
Participation in Yanacocha's income	567,282	583,268	752,908
Participation in the cumulative effect of change in accounting principle	(51,584)	-	-
Dividends received, note 37(a)	(482,025)	(414,911)	(264,034)
Realization of intercompany gains (*)	1,038	1,904	1,423
Cumulative translation gain (loss)	(36,764)	(119,118)	71,939
	_________	_________	_________
Balance at year-end	1,101,045	1,152,188	1,714,424
	_________	_________	_________

(*) The elimination of related inter-company gains corresponds to profits generated in past years, and is presented net of the investment in Yanacocha for reporting purposes. The Company increases the investment and recognizes a gain in the share in affiliated companies as Yanacocha depreciates and amortizes the acquired assets.

The net increase in the participation in Yanacocha's net income during 2005 compared to 2004 is mainly due to increased sales of Yanacocha (price and volume), offset by a slight increase in the cash cost per ounce of gold sold. In addition, this participation is reduced as a consequence of the exchange rate used to convert into Nuevos Soles the participation in Yanacocha's results, reported in U.S. Dollars (the exchange rates used for that translation were S/3.302 and S/3.407 per US$1 for as of December 31, 2004 and 2005, respectively). The information related to Yanacocha's result is shown below:
Year	Sales	Average quotation	Quantity of ounces sold	Cash cost per ounce sold
	US$(000)	US$	(In millions)	US$

2003	1,036,370	363	2.86	129
2004	1,249,882	411	3.04	147
2005	1,490,402	448	3.33	151

(f) Mining concession -

The movement of the amount paid over fair value of assets and liabilities of Yanacocha's shares at its acquisition time, is as follows:
	2004	2005
	S/(000)	S/(000)

Balance at beginning of year	113,850	103,866
Amortization	(9,984)	(9,621)
	_________	_________

Balance at year end	103,866	94,245
	_________	_________

(g) Summary of financial information based on the Yanacocha's financial statements -

Presented below is certain summary financial information extracted from the Yanacocha's financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary of Yanacocha's balance sheets data as of December 31, 2004 and 2005 (includes 100 percent of Yanacocha's operations):
	2004	2005
	S/(000)	S/(000)

Total assets	3,961,413	5,277,485
Total liabilities	1,298,902	1,332,043
Shareholders' equity	2,662,511	3,945,442

Summary data from the Yanacocha statements of income for the years ended December 31, 2003, 2004 and 2005 (includes 100 percent of Yanacocha's operations):
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Total revenues	3,818,072	4,279,074	4,949,129
Operating income	1,751,810	1,957,834	2,526,633
Income before cumulative effect of change in accounting principle	1,299,615	1,336,238	1,724,874
Cumulative effect of change in accounting principle	(118,176)	-	-
Net income	1,181,439	1,336,238	1,724,874

(h) Legal processes of Yanacocha

Mercury spill in Choropampa -

In June 2000, a Yanacocha's contractor spilled approximately 11 liters of mercury nearby Choropampa, located at 84.8 kilometers from Yanacocha. As a result of the accident, 1,000 Peruvian citizens and the Municipality of Cajamarca sue Yanacocha and other persons involved at the District Court of the state of Colorado, United States of America (hereinafter "the Court"). The plaintiffs demand compensations by the damages originated by this spill. In February 2005, Yanacocha responded to this demand.

Likewise, approximately 900 Peruvian citizens sued Yanacocha and others evolved at the presence Cajamarca's judicial authorities. Those demands claim a financial compensation of US$229,420,000 and S/1,245,000. As of December 31, 2005, Yanacocha has reached agreements with approximately 40% of the sewers for lower amounts from the initially demanded, reducing significantly the contingencies originated by this legal process. Additionally, more than half of the remaining plaintiffs that still maintain legal processes had reached compensations agreements with Yanacocha, before the demands begin. Yanacocha applied to the Civil Court from the Cajamarca Superior Court the end of this process due to its previews agreements, having obtained favorable sentences .The sewers have appealed those sentences before the Peru's Supreme Court, where they remain pending.

Up to this date, Yanacocha considers that it is not possible to predict the final outcome of these demands; however, any effect related to them will not be significant for that financial statements.

Tax processes -

Tax authorities have reviewed the income tax and value added tax returns for years 1998 to 2001. As a result of these reviews, Yanacocha was notified with tax assessments of US$35.0 million, from which Yanacocha recorded an accrual of US$17.5 million in 2004. With the purpose of eliminating some of these contingencies, Yanacocha filed for the "Sistema Especial de Actualización y Pago de Deudas Tributarias - SEAP" which allows the payment of incorrectly declared taxes, eliminating fines and accrued interest at preferential rates, resulting in a payment of US$ 11.5 million.

In the opinion of Yanacocha's Management and its legal advisors, the accrual recorded is enough to cover the tax contingency.

Sociedad Minera Cerro Verde S.A.A.

(i) Economic activity -

Cerro Verde is engaged in the extraction, production and commercialization of copper in its mining concessions located in the department of Arequipa, Peru. Currently, Cerro Verde is carrying out the construction of the primary sulfide plant. The investment in this project is estimated in US$850 million and will allow its copper production increase from 90,000 MT to 300,000 MT.

(j) Acquisition of additional share -

The Shareholders's meeting of Cerro Verde held on April 18, 2005 agreed to increase the capital stock by US$440 millions with the purpose of financing the construction of the primary sulfide plant, which total investment is estimated at US$850 million. This capital increase permitted Buenaventura to raise its share in Cerro Verde from 9.17% to 18.214%, by a payment of US$154.8 million. Subsequently, through of additional acquisitions of Cerro Verde's shares, Buenaventura has increased its total share to 18.299%.

The share increase in Cerro Verde allows Buenaventura to exercise significant influence (faculty to participate in the decisions related to financial and operational policies), which is evidenced by its representation in the Board of Directors; the participation in policy-making processes, including participation in decisions about dividends; participation as guarantor of Cerro Verde in the loan agreements entered by this entity with several foreign banks in connection with the financing of the construction of the primary sulfide plant; and unrestrictive access to the interim and annual financial information. As a consequence, Buenaventura has decided to account for its investment in Cerro Verde using the equity method, since this investment no longer meets the criteria to be recorded at its fair value. Following, we describe the main accounting effects:

- The fair value of the investment in Cerro Verde as of January 1, 2005 of S/256,043,000 was reversed with a charge to the account "Cumulative gain on investments at fair value" and a credit to the captions of investment by S/250,087,000 and retained earnings by S/5,956,000.

- The prior years effects, resulting from the application of the equity method since the date of the initial acquisition occurred in 1996, are S/69,724,000. This amount is recorded by a charge to the investment caption and by a credit to the retained earnings caption of 2005. For the years 2003 and 2004, the change would have represented an increase in the share in affiliated companies in the consolidated statements of income from S/557,558,000 and S/575,858,000 to S/571,734,000 and S/603,453,000, respectively, and an increase in the net income from S/175,153,000 and S/685,650,000 to S/189,329,000 and S/713,245,000, respectively. In addition, the basic and diluted earnings per share would have increased from S/1.38 and S/5.39 to S/1.49 and S/5.61, respectively.

- Buenaventura has recognized an amount of S/197,754,000, as a result of comparing the acquisition cost with the share in the fair values of the assets and liabilities of Cerro Verde. This amount is included in the investment caption and amortized based on the proven and probable reserves of Cerro Verde

(k) Investment in Cerro Verde -

The movement of the equity investment in Cerro Verde during 2005 is as follows:
S/(000)

Cerro Verde's equity at beginning of year	871,204
Participation percentage	9.17%
__________
Balance of investment at beginning of year	79,889

Acquisition of additional share	509,163
Amount paid over fair value of assets and liabilities	(197,754)
Participation in Cerro Verde's income	125,567
Dividends received	(43,892)
Cumulative translation gain	18,960
__________

Balance at year - end	491,933
__________

(l) Mining concession -

The movement of this amount is as follows:
2005
S/(000)
Balance at beginning of year	-
Amount paid over fair value of assets and liabilities	197,754
__________

Balance at year end	197,754
__________

(m) Summary of financial information based on the Cerro Verde's financial statements -

Presented below is certain summary of financial information extracted from the Cerro Verde's financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary of Cerro Verde's balance sheets data as of December 31, 2005 (includes 100 percent of Cerro Verde's operations):
S/(000)

Total assets	2,911,715
Total liabilities	223,412
Shareholders' equity	2,688,303

Summary data from the Cerro Verde statement of income for the year ended December 31, 2005 (includes 100 percent of Cerro Verde's operations).
S/(000)

Total revenues	1,183,027
Operating income	682,450
Net income	737,655

(n) Dividends received-

Cash dividends paid by Cerro Verde amounted to S/4,871,000 and S/43,892,000, during 2004 and 2005, respectively.

(o) Guarantees granted -

On September 30, 2005, Cerro Verde signed some agreements with several export credit agencies and commercial banks in connection with the financing of US$450 million for the expansion of its operations. The financing requires the granting of mortgages and pledges over the Cerro Verde's assets, and that Phelps Dodge, Sumitomo and Buenaventura comply with maintaining a minimum shareholders' equity (US$600 million for Buenaventura). The company that does not comply with this requirements must grant a stand-by letter for the representative of the banks that participate in the financing. Additionally, shares in Cerro Verde owned by Buenaventura are pledged in favor of such banks.

13. Property, plant and equipment, net

(a) The 2005 movement with the cost and accumulated depreciation accounts is show below:

	Beginning Balance	Additions	Retirements	Sales	Transfers	Ending Balance
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Land	6,909	79	-	-	749	7,737
Mining lands	23,463	1,675	-	-	-	25,138
Mining concessions (d)	228,874	14,897	-	-	-	243,771
Building, constructions and other	395,914	121	(9,749)	-	48,203	434,489
Machinery and equipment	585,109	34,663	(79,725)	(4,631)	7,118	542,534
Transportation units	29,773	263	(9,091)	(993)	1,534	21,486
Furniture and mixtures	16,950	22	(5,088)	-	2,617	14,501
Work in progress	56,094	18,533	-	-	(60,221)	14,406
Mine closure costs, notes 3 and 17(c)	17,642	27,967	-	-	-	45,609
	_________	_________	_________	_________	_________	_________
	1,360,728	98,220	(103,653)	(5,624)	-	1,349,671
	_________	_________	_________	_________	_________	_________
Accumulated depreciation and amortization
Mining lands	10,821	2,112	-	-	-	12,933
Mining concessions (d)	77,529	16,330	-	-	-	93,859
Building, constructions and other	207,509	23,848	(8,616)	-	-	222,741
Machinery and equipment	421,019	41,131	(78,460)	(4,629)	-	379,061
Transportation units	20,962	1,646	(8,037)	(858)	-	13,713
Furniture and mixtures	10,002	894	(4,942)	-	-	5,954
Mine closure costs, note 3	9,327	28,802	-	-	-	38,129
	_________	_________	_________	_________	_________	_________
	757,169	114,763	(100,055)	(5,487)	-	766,390
	_________	_________	_________	_________	_________	_________
Net cost	603,559					583,281
	_________					_________

(b) Fully depreciated assets as of December 31, 2004 and 2005 amount to S/405,937,000 and S/360,187,000, respectively. Currently, these assets are being used by the Company.

(c) The distribution of annual depreciation and amortization was as follow:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Inventories	817	44	2,298
Operating costs	63,786	74,077	111,177
Exploration cost in non-operative mining areas	479	-	571
Others	2,643	1,404	717
	_________	_________	_________

	67,725	75,525	114,763
	_________	_________	_________

(d) The 2005 movement of cost and accumulated amortization of mining concessions are shown below:
	Balance as of January 1, 2005	Additions	Balance as of December 31, 2005
	S/(000)	S/(000)	S/(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C.- CEDIMIN	175,456	-	175,456
Inversiones Colquijirca S.A.	42,476	-	42,476
Minas Poracota S.A.	-	8,763	8,763
Sociedad Minera El Brocal S.A.A.	5,549	6,134	11,683
Minera Paula 49 S.A.C.	5,393	-	5,393
	_________	_________	_________
	228,874	14,897	243,771
	_________	_________	_________
Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	54,117	10,897	65,014
Inversiones Colquijirca S.A.	21,364	2,967	24,331
Sociedad Minera El Brocal S.A.A.	2,048	493	2,541
Minera Paula 49 S.A.C.	-	1,973	1,973
	_________	_________	_________
	77,529	16,330	93,859
	_________	_________	_________

Cost net	151,345		149,912
	_________		_________

14. Development costs, net

(a) Movement of the cost and accumulated amortization as follow:
	Balance as of January 1, 2005	Additions	Balance as of December 31, 2005
	S/(000)	S/(000)	S/(000)

Cost
Uchucchacua	94,821	2,667	97,488
Orcopampa	60,681	38,940	99,621
Antapite	60,280	1,910	62,190
Ishihuinca	16,624	751	17,375
Poracota	-	12,263	12,263
Veta Nazareno	-	1,055	1,055
Mine closing costs, note 3	21,938	-	21,938
	_________	_________	_________

	254,344	57,586	311,930
	________	________	________
Accumulated amortization
Uchucchacua	45,694	8,741	54,435
Orcopampa	18,558	13,056	31,614
Antapite	17,498	12,656	30,154
Ishihuinca	15,469	900	16,369
Mine closing costs, note 3	13,867	1,567	15,434
	________	________	________
	111,086	36,920	148,006
	________	________	________

Net cost	143,258		163,924
	________		________

(b) The annual amortization was distributed as follows:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Exploration and development costs in operational mining sites, note 24	16,445	31,120	34,090
Exploration cost in-non operational mining areas	-	2,145	-
Inventories	238	63	2,830
	_________	_________	_________

	16,683	33,328	36,920
	_________	_________	_________

15. Bank loans

Bank loans, mainly contracted in U.S. dollars consist of:
	2004	2005
	S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	9,521	3,431
Banco Wiese Sudameris	-	22,302

Sociedad Minera El Brocal S.A.A.
Banco Interamericano de Finanzas - BIF	3,283	-

Other subsidiaries	346	496
	_________	_________

	13,150	26,229
	_________	_________

As of December 31, 2004 and 2005, this caption is mainly conformed by pre and post-export loans obtained from various domestic banks.

The weighted average annual interest rates on bank loans were 3.12 percent and 4.85 percent at December 31, 2004 and 2005, respectively.

16. Trade accounts payable

Trade accounts payable are mainly originated by the acquisition of materials, supplies and spare parts. These obligations are stated in local and foreign currency, have current maturities and do not accrue interest. No guarantees have been granted.

17. Other liabilities

(a) This item is made up as follow:
	2004	2005
	S/(000)	S/(000)

Accrual for mine closing costs (c)	67,521	92,371
Stock appreciation rights (b)	47,047	59,324
Income tax payable	25,143	37,299
Other taxes payable	20,072	20,538
Accounts payable to a joint venture partner	9,435	18,218
Remuneration and similar benefits payable	7,202	17,100
Workers' profit sharing payable	11,738	14,657
Derivative instruments payable	-	8,100
Accrual for labor contingencies	3,140	4,744
Royalties payable to the Peruvian Government	6,639	3,825
Royalties payable to third parties, note 36(b)	2,513	2,874
Dividends payable	1,467	2,274
Other liabilities, each individually less than S/1,500,000	14,809	20,125
	_________	_________
	216,726	301,449
	_________	_________
Long - term portion
Accrual for mine closing costs	(39,881)	(44,377)
Stock appreciation rights	(32,444)	(34,257)
Accounts payable to a joint venture partner	(9,435)	(18,218)
Others	(1,705)	-
	_________	_________
	(83,465)	(96,852)
	_________	_________

Current portion	133,261	204,597
	_________	_________

(b) Stock Appreciation Rights -

The Company has a program under which certain executives earn a cash bonus equal to that executive's allotted number of shares multiplied by the difference between the market value at a future date of the Company's shares and the base price on the executive's share. This program remains in effect as long as the executive works for the Company at each program's settlement date. The measurement is made at the end of each reporting period based on the current market price of the shares. Compensation expense is recognized ratably over the vesting period established in each program.

The number of shares units which will be granted to executives subject to the stock appreciation rights bonus in future years, are as follows:
Years	Number of shares

2006	383,400
2007	400,200
2008	396,800
2009	343,500
2010	282,700
Thereafter	558,000
_________

2,364,600
_________

In 2005, the Company recorded an expense amounting to S/26,883,000 in connection with this program (S/49,594,000 and S/2,135,000 in 2003 and 2004, respectively), which is recorded in the "general and administrative" caption in the consolidated statements of income.

(c) Accrual for mine closing costs -

Movements within the accrual for mine closing costs follow:

S/(000)

Balance as of January 1, 2004	51,202

Disbursements	(5,691)
Additions and changes in estimates	21,019
Accretion expense, note 30	7,056
Gain from exposure to inflation	(6,065)
_________
Balance as of December 31, 2004	67,521

Disbursements	(10,738)
Additions and changes in estimates, note 13	27,967
Accretion expense, note 30	7,621
_________

Balance as of December 31, 2005	92,371
_________

The increase in the accrual of 2005 is explained mainly by the new estimation of the closing costs for the Colquirrumi mining unit, which has not being operating for more than 15 years.

The accrual for mine closing costs is based on studies completed by independent parties, in accordance with current environmental protection regulations, see note 36(a). The accrual for mine closing costs corresponds mainly to activities that have to be completed for the restoration of the mining units and affected areas as a consequence of the exploitation activities. The main works that have to be completed are the land movements, reforestation labor and remove of the mining plants.

18. Long-term debt

(a) Long-term debt, denominated in U.S. dollars, was as follows:

	Guarantee	Annual interest rate	Final maturity	2004	2005
				S/(000)	S/(000)

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú (capital lease)	Leased property	5.34%	June 2008	-	1,181

Banco de Crédito del Perú (capital lease)	Leased property	6.36%	June 2007	-	808

Banco de Crédito del Perú (capital lease)	Leased property	5.00%	June 2007	1,044	676

BBVA Banco Continental	Pledge over machinery and equipment for US$1,000,000; and cash flow from collection of a client	Three month Libor plus 2.35%	November 2009 (Pre-paid in December 2005)	12,147	-

Banco de Crédito del Perú	Pledge over machinery and equipment for US$5,822,000; and cash flow from collections of two clients	Three month Libor plus 3.75%	September 2006 (Pre-paid in December 2005)	10,532	-

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	Guaranteed by Buenaventura	4.50%	September 2005	22,981	-

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura	Three month Libor plus 1.2% (3.76% as of December 31, 2004)	April 2005	4,323	-

Others				336	333
				________	________
				51,363	2,998

Current portion				(36,332)	(1,631)
				________	________

Long-term portion				15,031	1,367
				________	________

(b) The long-term debt maturity schedule as of December 31, 2005 is as follows:
Year ended December 31,	Amount
S/(000)

2007	1,084
2008	283
_________

1,367
_________

(c) The weighted average annual interest rates of the long - term debt were 4.92 percent and 5.56 percent during 2004 and 2005, respectively.

19. Minority interest

The 2004 and 2005 movement of minority interest is as follows:
	2004	2005
	S/(000)	S/(000)

Beginning balance	48,428	66,347
Minority share in the results	28,171	66,003
Contributions from minority shareholders	-	2,566
Cumulative unrealized loss on derivative instruments	13,778	1,193
Cumulative effect at change in accounting principle in El Brocal (stripping costs)	-	(25,684)
Dividends paid to minority shareholders of S.M.R.L Chaupiloma Dos de Cajamarca	(33,521)	(36,840)
Reduction of capital stock	3,877	-
Others	5,614	6,662
	_________	_________

Ending balance	66,347	80,247
	_________	_________

20. Shareholders' equity

(a) Capital stock -

The Company has common shares entitled to exercise voting rights that represent the 100 percent of its outstanding share capital. As explained in note 2(s), the nominal value restated by inflation of the treasury shares is presented net from the capital stock. The detail of the capital stock as of December 31, 2005 is as follows:
	Number of shares	Nominal value	Result from exposure to inflation	Capital stock
		S/(000)	S/(000)	S/(000)

Common shares	137,444,962	549,780	96,634	646,414
Treasury shares	(10,565,130)	(42,261)	(7,398)	(49,659)
	___________	________	_________	_______

	126,879,832	507,519	89,236	596,755
	___________	________	_________	_______

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional common shares for a total value of S/96,634,000.

The capital stock structure as of December 31, 2004 and 2005 is shown below:
Percentage	Number of shares		Whole participation
	_________________________		_________________________
	2004	2005	2004	2005

Less than 0.20%	1,581	1,395	8.63	9.67
From 0.20% to 1.00%	20	19	12.68	10.66
From 1.01% to 5.00%	21	23	42.27	46.25
From 5.01% to 10.00%	3	3	22.40	19.40
From 10.01% to 100.00%	1	1	14.02	14.02

The market value of the common shares is S/97.10, equivalent to US$28.30 as of December 31, 2005 (S/75.18, equivalent to US$22.90 as of December 31, 2004), and presents a negotiation rate of 100 percent.

(b) Investment shares -

The investment shares are not entitled to exercise voting rights and do not represent the Company's stock obligation. However, investment shares confer upon the holders thereof the right to participate in the dividends distributed. As explained in note 2(s), the nominal value restated by inflation of the investment shares held in treasury is presented net from the investment shares. The detail of the investment shares as of December 31, 2005 follows:
	Number of shares	Nominal value	Result from exposure to inflation	Investment shares
		S/(000)	S/(000)	S/(000)

Investment shares	372,320	1,489	260	1,749
Investment shares held in treasury	(30,988)	(124)	(3)	(127)
	__________	_________	_________	_________
	341,332	1,365	257	1,622
	__________	_________	_________	_________

As a result of the restatement of the 2004 financial statements for inflation at December 31, 2004, the Company is permitted to issue additional shares for a total value of S/260,000.

(c) Additional capital -

The additional capital of the Company includes the following as of December 31, 2005:

- The premium received on the issuance of Series B common shares for S/546,835,000.

- The income from the sale of ADR for S/30,286,000, and

- The difference between constant nominal values of treasury shares (common and investment), held by the subsidiary Condesa, and the cost of such shares for S/32,613,000.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), a minimum of 10 percent of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Treasury shares maintained by subsidiary -

As explained in note 2(s), the values of treasury shares are presented net of the capital stock and investment shares, and increasing the additional capital account.

(f) Declared and paid dividends -

The information about declared and paid dividends in the years 2003, 2004 y 2005 is as follows:
Meeting/Board	Date	Declared dividends	Dividends per share
		S/	S/

Dividends 2003
Mandatory annual shareholders' meeting	March 31	44,198,000	0.32
Board of Directors	July 31	80,280,000	0.58
Board of Directors	October 28	47,771,000	0.35
		__________
		172,249,000
Less - Dividends paid to Condesa		(13,085,000)
		__________
		159,164,000
		_________

Dividends 2004
Mandatory annual shareholders' meeting	March 26	77,823,000	0.56
Board of Directors	October 28	73,208,000	0.53
		__________
		151,031,000
Less - Dividends paid to Condesa		(11,567,000)
		__________
		139,464,000
		_________

Dividends 2005
Mandatory annual shareholders' meeting	March 31	80,623,000	0.58
Board of Directors	October 26	84,096,000	0.61
		__________
		164,719,000
Less - Dividends paid to Condesa		(12,713,000)
		__________
		152,006,000
		_________

(g) Cumulative translation gain (loss) -

This amount corresponds to the exchange differences that arise as a result of applying the methodology described in Note 2(f) when translating the financial statements of Yanacocha and Cerro Verde from U.S. dollars to Peruvian Nuevos Soles. These exchange differences will be presented in equity until the related investment is disposed of.

21. Taxation

(a) Buenaventura and their subsidiaries are subject to Peruvian tax law. As of December 31, 2005, the statutory income tax rate in Peru is 30 percent.

Non - domiciled companies in Peru and individuals must pay an additional tax of 4.1 percent over received dividends.

(b) The tax authorities are legally entitled to review and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The income tax and value added tax returns of the following years are pending review by the tax authorities:
Entity	Years open to review by tax authorities

Buenaventura	2001, 2002, 2003, 2004 and 2005
Buenaventura Ingenieros S.A.	2001, 2002, 2003, 2004 and 2005
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	2001, 2003, 2004 and 2005
Compañía Minera Condesa S.A.	2002, 2003, 2004 y and 2005
Compañía Minera Colquirrumi S.A.	2001, 2002, 2003, 2004 and 2005
Consorcio Energético de Huancavelica S.A.	2001, 2002, 2003, 2004 and 2005
Contacto Corredores de Seguros S.A.	2001, 2002, 2003, 2004 and 2005
Sociedad Minera El Brocal S.A.A.	2001, 2002, 2003, 2004 and 2005
Inversiones Mineras del Sur S.A.	2002, 2003, 2004 and 2005
Minas Conga S.R.L.	2001, 2002, 2003, 2004 and 2005
S.M.R.L. Chaupiloma Dos de Cajamarca	2002, 2003, 2004 and 2005
Minera La Zanja S.R.L.	2004 and 2005
Minas Poracota S.A.	2005
Minera Minasnioc S.A.C.	2004 and 2005

The income tax of Buenaventura for 2000 was reviewed by the Tax Administration. As a consequence, Buenaventura received an assessment that reduced the tax loss carryforward in S/114,001,000. The main issue is that the Company considered certain revenues (dividends and equity participation) as taxable for determining the tax loss carryforward. In opinion of the Company's legal advisors, the assessment does not have solid grounds. It is expected that the Company obtains a favorable opinion in the administrative process initiated against the assessment.

The 2002 income tax of Cedimin was reviewed by the Tax Administration. As a consequence, Cedimin received an assessment that modified the tax loss carryforward. The main issue is that Cedimin considered the loss from the sale of its shares in Minera Huallanca S.A.C. and Minera Yanaquihua S.A by S/27,129,000 as deductible. In opinion of Cedimin's legal advisors, such assessment has no solid grounds and therefore, it is expected that Cedimin obtains a favorable opinion in the administrative process initiated against the assessment.

Additionally, the 2000 and 2001 income tax of Condesa was reviewed by the Tax Administration. As a consequence, the Company received tax assessments that reduced the tax loss carrryforward by S/1,360,000 in 2000 and by S/16,987,000 in 2001. In both periods, the main issue was that Condesa considered certain revenues - dividends and equity participation - as taxable for determining the tax loss carryforward. In opinion of Condesa's legal advisors, such assessment has no solid grounds and therefore, it is expected that Condesa obtains a favorable opinion in the administrative process initiated against the assessment.

Due to various possible interpretations of current legislation, it is not possible to determine whether or not future reviews will result in tax liabilities for the Company. In the event that additional taxes payable, interest and surcharges result from tax authority reviews, they will be charged to expense in the period assessed and paid. However, in Management's and legal advisory opinion, any additional tax assessment would not be significant to the consolidated financial statements as of December 31, 2004 and 2005.

(c) With the purpose of determining the income tax and the value added tax, the transfer prices among related parties and for transactions with companies domiciled in countries considered tax havens, prices should be supported by documentation containing information about the valuation methods applied and criteria used in its determination. Based on an analysis of the Company's operations, Management and its legal advisors do not believe that the new regulations will result in significant contingencies for the Company as of December 31, 2004 and 2005.

(d) The Company has the benefit to recover the value added tax of the sales export. Therefore, the tax paid in the acquisitions can be applied to the tax from its sales or other tax obligations, or request a refund. During the year 2005, Buenaventura has asked for the refund of the valued added tax for S/39,570,000. On December 31, 2005, the amount pending at refund from the tax authority of S/8,310,000 is included in the caption "other accounts receivable".

22. Net sales by geographic region sales agreements

The Company's revenues primarily result from the sale of precious metal concentrates, including silver-lead, silver-gold, zinc and lead-gold-copper concentrates and ounces of gold. The following table shows net sales by geographic region:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Peru	383,180	437,411	435,701
Europe	289,597	424,614	218,053
North America	28,793	50,736	160,011
Asia	26,065	15,838	44,307
Oceania	2,266	-	77,969
South America	-	-	554
	_________	_________	_________
	729,901	928,599	936,595

Income (expense) from hedging transactions of subsidiary	5,405	(20,158)	-
	_________	_________	_________

	735,306	908,441	936,595
	_________	_________	_________

In 2005, the Company's three largest customers accounted for 18%, 17% and 13%, respectively, of total sales (20%, 16% and 13% of total sales in 2004). As of December 31, 2005, 61% of the trade accounts receivable is related to these customers (48% as of December 31, 2003). Some of these customers have sale contracts with the Company that guarantee them the production output from specified Company mines at prices based on market quotations or previously agreed. Currently, the production of the mining units of the Company is subject to such sale agreements; these agreements have various maturity dates but do not extend beyond December 31, 2012.

23. Operating costs

This item is made up as follow:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Contractors	115,313	122,803	137,828
Supplies	74,359	84,327	88,427
Personnel expenses	67,134	82,893	75,363
Others	49,194	47,785	32,327
Slow moving and obsolescence supplies reserve, note 10(b)	624	2,889	9,382
	_________	_________	_________
	306,624	340,697	343,327
	_________	_________	_________

24. Exploration and development cost in operational mining sites

This item is made up as follow:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Exploration expenses
Uchucchacua	22,926	38,111	34,797
Orcopampa	21,883	22,628	26,299
Antapite	12,967	13,817	18,707
Shila	5,034	4,708	12,580
Ishihuinca	4,129	6,843	4,872
Julcani	1,627	4,191	4,708
Paula	1,301	3,446	-
Others	42	2,571	-
	_________	_________	_________
	69,909	96,315	101,963
Amortization of development costs, note 14(b)	16,445	31,120	34,090
	_________	_________	_________

	86,354	127,435	136,053
	_________	_________	_________

25. Exploration costs in non-operational mining sites

This item is made up as follows:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

In areas external to the mining sites
Mining concessions agreements	45,797	81,812	85,680
	_________	_________	_________
In mining sites
Huachocolpa	1,948	4,507	6,239
Julcani	4,295	-	-
Paula	2,876	-	-
	_________	_________	_________
	9,119	4,507	6,239
	_________	_________	_________

Studies and project expenses	4,339	1,922	-
	_________	_________	_________

	59,255	88,241	91,919
	_________	_________	_________

26. General and administrative expenses

This item is made up as follows:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Personnel expenses	29,493	31,802	32,369
Officers' compensation, note 17(b)	49,594	2,135	26,883
Professional fees	16,673	18,569	20,984
Board members' remuneration	3,859	4,655	7,407
Insurance	1,730	2,164	1,970
Supplies	943	1,649	1,540
Maintenance	750	668	2,224
Rentals	989	890	1,227
Accrual for doubtful receivable, note 7(c)	5,952	1,146	76
Other expenses	13,178	13,188	17,950
	_________	_________	_________

	123,161	76,866	112,630
	_________	_________	_________

27. Royalties

This item is made up as follows:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Royalties to third parties, note 36(b)	25,142	24,918	26,143
Royalties to the Peruvian Government	-	6,639	14,207
	_________	_________	_________

	25,142	31,557	40,350
	_________	_________	_________

28. Selling expenses

This item is made up as follows:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Freight	18,425	12,913	11,900
Sundry services	6,231	3,412	2,117
Others	1,120	1,514	1,847
	_________	_________	_________

	25,776	17,839	15,864
	_________	_________	_________

29. Interests income and expense

This item is made up as follows:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Interest income
Interest on deposits	5,639	5,726	8,539
Change in the fair value of investment fund	1,813	5,022	2,503
Interest on loans	333	1,384	604
	_________	_________	_________

	7,785	12,132	11,646
	_________	_________	_________
Interest expense
Interests on loans	(7,361)	(4,609)	(2,824)
Others	(1,326)	(2,906)	(2,973)
	_________	_________	_________

	(8,687)	(7,515)	(5,797)
	_________	_________	_________

30. Other, net

This item is made up as follows:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Other revenues
Gain on sale of property, plant and equipment	1,175	259	1,160
Revenue from insurance	-	273	922
Dividends received from Cerro Verde	-	4,871	-
Gain from sale of supplies	2,871	-	-
Others	2,989	287	5,025
	_________	_________	_________

	7,035	5,690	7,107
	_________	_________	_________

Other expenses
Accretion expense, notes 3 and 17 (c)	4,724	7,056	7,621
Additional taxes	1,246	2,232	6,990
Social disbursements	1,313	925	2,883
Damages in Colquijirca mining unit	-	-	2,325
Depreciation, note 13 (c)	2,643	1,404	717
Labor contingencies	-	3,443	1,604
Administrative penalties	1,657	817	730
Employee termination bonuses	1,046	-	-
Accrual for impairment loss on investments	874	-	-
Others	6,336	3,318	2,542
	_________	_________	_________
	19,839	19,195	25,412
	_________	_________	_________

Net	(12,804)	(13,505)	(18,305)
	_________	_________	_________

31. Income tax and workers' profit sharing

(a) As explained in note 2(p), Buenaventura and their subsidiaries recognize temporary differences between tax and book basis of assets and liabilities through the recording of deferred tax assets and liabilities. The income tax and workers' profit sharing asset is composed of the following:

		Credit (debit) to the consolidated statements of income
		_______________________________
	Balance as of January 1st, 2005	Income tax	Workers' profit sharing	Charge to shareholders' equity for change in accounting principle (note 3)	Balance as of December 31, 2005
	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Deferred asset
Deferred income from sale of future production	217,578	22,021	6,383	-	245,982
Accrual for mining closing	17,669	4,186	1,214	-	23,069
Officers' compensation	11,922	678	196	-	12,796
Slow moving and obsolescence supplies reserves	3,091	4,612	1,337	-	9,040
Exploration expenses	11,512	(2,729)	(791)	-	7,992
Impairment of property, plant and equipment	5,840	(302)	(88)	-	5,450
Tax loss carryforward	3,967	-	-	-	3,967
Unrealized gain with affiliates	4,159	(393)	(114)	-	3,652
Royalties payable to the Peruvian government	1,946	(776)	(225)	-	945
Allowance for doubtful accounts receivable	1,786	286	83	-	2,155
Accrual for labor contingencies	2,087	561	163	-	2,811
Others	3,542	3,461	1,006	-	8,009
	_________	_________	_________	_________	_________
	285,099	31,605	9,164	-	325,868

Less - Allowance for deferred asset	(12,739)	(914)	(266)	-	(13,919)
	_________	_________	_________	_________	_________

Deferred asset	272,360	30,691	8,898	-	311,949
	________	________	_________	________	________

Deferred liability
Deferred stripping costs	(19,956)	-	-	19,956	-
Other	(7,105)	2,517	730	-	(3,858)
	_________	_________	_________	_________	_________
Deferred liability	(27,061)	2,517	730	19,956	(3,858)
	_________	_________	_________	_________	_________

Deferred asset, net	245,299	33,208	9,628	19,956	308,091
	________	________	_________	________	________

The Company has not recorded a deferred income tax and workers' profit sharing liability originated by the excess of the book basis over the tax basis of the investments in shares due to the following:
    In the case of the affiliate Cerro Verde under any circumstance - dividend distribution or sale of the investment - the reversal of the basis difference will not be taxable. Cerro Verde S.A. is a company that quotes its shares in the Lima Stock Exchange and, in accordance with the Peruvian tax regulations, any gain or losses arising from the disposition of these shares are not taxable. On the other hand dividends distributions are income tax exempt.
    In the case of the affiliate Yanacocha, Buenaventura's management has the intention and ability of maintaining the investment until the date of the depletion of its gold and silver reserves; in this sense, it considers that the temporary difference will be reverted through future dividends, which are not taxable. On the other hand, Buenaventura's management has the ability of reversing the temporary difference, by other form different than dividends distributions, without any tax effects.

(b) The current and deferred portions of the income tax and workers' sharing expense (benefit) amounts for the years 2003, 2004 and 2005 included in the consolidated statements of income are made up as follows:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Expense (benefit) for income tax
Current
S.M.R.L. Chaupiloma Dos de Cajamarca	30,683	37,509	44,970
Inversiones Mineras del Sur S.A.	6,543	12,642	11,828
Buenaventura	-	10,345	19,765
Inversiones Colquijirca S.A.	-	8,368	28,107
Consorcio Energético de Huancavelica S.A.	-	2,126	1,257
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	-	1,051	2,147
Others	1,283	620	540
	_________	_________	_________
	38,509	72,661	108,614
	_________	_________	_________
Deferred
Buenaventura	(228,834)	21,582	(28,212)
Inversiones Colquijirca S.A.	(4,916)	7,370	(1,199)
Inversiones Mineras del Sur S.A.	(2,798)	-	(3,216)
Others	(247)	384	(581)
	_________	_________	_________
	(236,795)	29,336	(33,208)
	_________	_________	_________
Total	(198,286)	101,997	75,406
	_________	_________	_________
Expense (benefit) for workers' profit sharing (i)
Current
Inversiones Colquijirca S.A.	-	2,426	8,147
Buenaventura	-	2,998	5,729
Inversiones Mineras del Sur S.A.	2,111	3,664	3,431
Consorcio Energético de Huancavelica S.A.	-	373	220
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN	-	305	622
Others	187	86	48
	_________	_________	_________
	2,298	9,852	18,197
	_________	_________	_________

Deferred
Buenaventura	(62,896)	6,256	(8,178)
Inversiones Colquijirca S.A.	(1,425)	2,136	(348)
Inversiones Mineras del Sur S.A.	(811)	112	(934)
Others	(53)	-	(168)
	_________	_________	_________
	(65,185)	8,504	(9,628)
	_________	_________	_________

Total	(62,887)	18,356	8,569
	_________	_________	_________

(i) In accordance with Peruvian legislation, mining companies that have more 20 employees should accrue an amount equal to 8 percent of annual taxable income to be distributed under an employee profit-sharing plan. As of December 31, 2002, 2003 and 2004, S.M.R.L. Chaupiloma Dos de Cajamarca Contacto Corredores de Seguros S.A. and Compañía Minera Condesa S.A. have less than 20 employees.

(c) During 2003, 2004 and 2005 the provision for tax and workers' profit sharing recorded in the consolidated income statement is as follow:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Income before income tax and workers' profit sharing	37,298	834,174	1,101,377
Legal combined rate	32.84%	35.60%	35.60%
	_________	__________	_________
Expected income tax and workers' profit sharing according to the legal combined rate	12,249	296,966	392,090

Permanent differences
Share in affiliated companies (i)	(183,102)	(205,005)	(309,986)
Effect of fair value of derivative instruments (ii)	73,085	20,923	31,282
Effect of fair value of derivative contracts turned into normal sale contracts (iii)	(94,794)	-	(61,424)
Gain in exchange difference at derivative instruments	-	-	1,886
Change in valuation allowance	(53,944)	-	1,180
Gain in normal sale contracts due to market price difference	-	-	3,765
Non-deductible exploration expenses	-	3,430	2,219
Amortization of goodwill	-	1,620	2,259
Effect of change in tax rate	(21,978)	-	-
Other permanent items	7,311	2,419	20,704
	_________	__________	_________
	(273,422)	(176,613)	(308,115)
	_________	__________	_________

Total	(261,173)	120,353	83,975
	_________	__________	_________

(i) According to current Peruvian tax regulations, the equity participation in affiliates, including dividends received, are not taxable.

(ii) According to current Peruvian tax regulations, the loss on derivative instruments is not deductible to the extent it is generated abroad.

(iii) Effective January 1, 2003, the Company adopted IAS 39, recording the initial effect of the fair value of all derivative contracts in the equity account: retained earnings (loss). In December 2003 and May 2005, the Company modified certain conditions of its derivative contracts to qualify them as sales contracts; pursuant to this revision, the related loss (negative fair value) became a temporary difference under current Peruvian tax regulations. The income tax effect has been recorded in each year because the change of status of a permanent, to a temporary item occurred in December 2003 and May 2005.

(iv) Effective April 1, 2004, the statutory income tax rate in Peru is 30 percent. Until December 31, 2003, the income tax rate was 27 percent. In both periods the workers' profit sharing rate was 8 percent.

32. Basic and diluted earning per share

The computation of the Basic and diluted earning per share for the year ended December 31, 2003, 2004 and 2005 is presented below:

	For the year ended December 31, 2003			For the year ended December 31, 2004			For the year ended December 31, 2005
	________________________________________________			________________________________________________			________________________________________________
	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share	Net income (numerator)	Shares (denominator)	Earnings per share
	S/		S/	S/		S/	S/		S/

Basic and diluted income per share before the cumulative effects of accounting changes	247,448,000	127,236,219	1.95	685,650,000	127,236,219	5.39	951,399,000	127,229,844	7.48

Cumulative effect of accounting change due to mine closing	(72,295,000)	127,236,219	(0.57)	-	-	-	-	-	-
Cumulative effect of accounting change due to stripping costs	-	-	-	-	-	-	(10,416,000)	127,229,844	(0.08)
	__________		__________	__________		_________	__________		__________

Basic and diluted net income per share	175,153,000	127,236,219	1.38	685,650,000	127,236,219	5.39	940,983,000	127,229,844	7.40
	__________		__________	__________		_________	__________		__________

The number of shares to be used as the denominator in the calculation of basic and diluted earnings per share for the years ended December 31, 2003, 2004 and 2005 was determined as follows:
	2003	2004	2005

Common shares	137,444,962	137,444,962	137,444,962
Investment shares	372,320	372,320	372,320
	_________	_________	_________
	137,817,282	137,817,282	137,817,282

Less - Treasury shares	(10,581,063)	(10,581,063)	(10,596,118)
	_________	_________	_________

	127,236,219	127,236,219	127,221,164
	_________	_________	_________
Weighted average number of shares outstanding	127,236,219	127,236,219	127,229,844
	_________	_________	_________

33. Disclosure about information by segments

International Accounting Standard (IAS) 14, requires enterprises to disclose financial information by business and/or geographical segment. Companies should consider their organizational and management structure and their internal financial reporting system when identifying segments. Segments are generally defined by the manner in which the Company presents data to high-level management for their use in evaluating each units past performance. The most important segment is Mining, which activities are carried out through nine companies. Management considers that these mining companies can be combined into one reportable mining segment because they show similar financial performance and similar characteristics related to the nature of their products, the nature of their production process, their clients and legal environment. The electric, mining consulting and insurance segments are not significant and, therefore, are not considered in the evaluation of business development. Therefore, management considers that the Company's only reportable segment is mining.

34. Derivative financial instruments

(a) Derivative contracts -

Buenaventura holds contracts of derivative instruments with the intention to hedge the fluctuations in metal prices; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as cash flow hedges. The table below presents a summary of the commodity derivative contracts outstanding as of December 31, 2005:
Metal	Quantity (ounces)		Price range	Period
	_____________________________
	Minimal	Maximum	(US$/Oz)

Gold	292,500 (i)	340,000	345 a 356.59	January 2006 - July 2011
Silver	200,000 (ii)	400,000	6.00	January 2006 - August 2006

(i) Guaranteed with an average price of US$345 per ounce only and when gold price is above US$285.00 per ounce.

(ii) Guaranteed with a minimum price of US$6.00 per ounce (only and when silver price is above US$4.00 per ounce.

Related to the derivative instruments contracts maintained during 2003, 2004 and 2005, Buenaventura and El Brocal recorded the following:
    In January 2003, Buenaventura charged S/458,189,000 to retained earnings and El Brocal credited S/1,742,000, net of minority interest, to the equity account of "cumulative unrealized loss on derivative instruments" in connection with initial adoption of IAS 39.

    In 2005, Buenaventura recognized a loss of S/87,872,000 (losses of S/21,937,000 and S/668,030,000 in 2004 and 2003, respectively) due to the changes in fair value occurred during those periods, which are presented separately in the consolidated statements of income. In addition, it recognized expenses of S/36,837,000 for the reduction of the Company's hedge book exposure in 120,000 ounces of gold during the first quarter of 2004. These amounts are presented separately in the consolidated statements of income
    In 2004, El Brocal credited S/4,621,000 (a charge of S/8,085,000 in 2003), net of minority interest, to the equity account "Cumulative unrealized loss on derivative instruments", due to the changes in fair value occurred during those periods. As of December 31, 2005, El Brocal does not have derivative contracts to offset the risk of metal price fluctuations.

In addition, the liability presented in the consolidated balance sheets for S/59,138,000 and S/168,017,000 as current and non-current portions, respectively, corresponds to the fair value of derivative instruments of Buenaventura as of December 31, 2005 (S/70,927,000 and S/267,852,000 as current and non-current portions, respectively, as of December 31, 2004).

In 2006, Buenaventura's management has decided to change the nature of the derivative contracts as of December 31, 2005 in order to qualify them as normal sale contracts. The values of these contracts will be settled on the date that the modifications are accepted by Buenaventura and the counterparty.

(b) Normal sale contracts of gold zinc and silver

During 2005 and 2003, Buenaventura modified the terms of certain derivative instruments contracts in order to qualify them as normal sale contracts. Likewise, during 2004, El Brocal made similar changes to their derivative contracts in order to qualify them as normal sale contracts. As of December 31, 2005, the settled values for these contracts amounting to S/107,079,000 and S/613,791,000, as current and non-current liabilities, respectively are presented as "deferred income from sale of future production" in the consolidated balance sheets (S/74,937,000 and S/568,772,000 like current and non-current liabilities as of December 2004). Since this date, such amount will be credited to income as delivery of the committed ounces of gold occurs.

In 2005, Buenaventura delivered 282,000 ounces of gold as part of the sale contracts above mentioned (198,000 ounces in 2004). As a consequence, Buenaventura recognized revenues of S/92,753,000 in the caption "realized revenue from sale of future production" in the consolidated statements of income (S/68,837,000 during 2004).

As of December 31, 2005 Buenaventura is committed to sell 1,981,000 ounces of gold at prices ranging up US$451 per ounce until December 2012. During 2005, El Brocal has complied with all the settled deliveries of zinc and silver.

35. Fair value of financial instruments

The information about fair value of the financial instruments, including derivatives, is presented below:

- Current assets and liabilities approximate their fair value due to the short-term maturities of these financial instruments.

- The estimated fair value of the long-term debt is similar to its book value, as the terms and interest rates are from the market.

- The estimated fair value of the derivative contracts is S/227,155,000 and is based on quotations received from the Company's counter- parties, see note 34.

36. Commitments and Contingencies

(a) Environmental matters -

The Company's mining and exploration activities are subject to environmental protection standards. In order to comply with these standards, the Company has presented preliminary studies covering of environmental and Environmental Adjustment and Management Programs (PAMA) for each of the mining units. The Ministry of Energy and Mines has approved the PAMAs related to Uchucchacua, Julcani, Orcopampa, Colquijirca, Ishihuinca, Huachocolpa, Shila and Paula, as well as the Environmental Impact Study (EIA) of Antapite. As of December 31, 2005, the activities as defined in the PAMAs respective to the Uchucchacua, Julcani, Orcopampa, Colquijirca and Ishihuinca mining units had been completed.

On October 14, 2003, the Congress issued the Law 28090 which regulates the procedures and commitments that the mining activities must follow in order to elaborate, file and implement a mining site closing plan, as well as establishes the constitution of a guarantee to assure the compliance of the committed plan in connection with protection, conservation and recuperation of the environment standards.

On August 15, 2005 the corresponding ruling was approved. In accordance with the first regulation, the mining site closing plans approved before the issuance of this ruling have to be adequate to the new disposals in a term no greater than nine months since its publication.

During the year 2005 the Company made disbursements in connection with activities included in the mining site closing plans by S/10,738,000 (S/5,691,000 and S/3,637,000 during the years 2004 and 2003). As of December 31, 2005, the Company has recognized a liability of S/92,371,000 (S/67,521,000 as of December 31, 2004) related to its future obligations for the closing of the mining units, see note 17(a).

On July 6, 2004, the Peruvian Congress enacted the Law N'28271 "Law that Regulates the Environmental Liabilities for the Mining Activity". This law has the purpose to regulate the identification of environmental liabilities of mining activities and the financing to restore the affected areas. According to this law, an environmental liability corresponds to the impact caused to the environment by mining activities, Buenaventura's management is performing an inventory in areas currently abandoned or inactive in which the company previously carried-out exploitation activities, in order to determine what activities are necessary. In Buenaventura's management opinion, the impact of these obligations is not significant for the 2005 financial statements.

(b) Land and mineral rights leases

The Company has obtained the right to operate in certain areas through the execution of land lease contracts, as shown below:
Lease holder	Leasing company	Year in which the contracts end	Royalties

Compañía de Minas Buenaventura S.A.A.	Sindicato Minero Orcopampa S.A. (Arequipa)	2043	10 % of the valorized production subject to certain conditions.
Inversiones Mineras del Sur S.A.	El Futuro de Ica S.R.L. (Arequipa)	2015	7 % of concentrates revenues.

Royalty expenses, which are included in the operating expenses section of the consolidated statements of income, are allocated among the mineral rights lease contracts, as follows:
	2003	2004	2005
	S/(000)	S/(000)	S/(000)

Sindicato Minero Orcopampa S.A.	22,869	22,706	23,932
El Futuro de Ica S.R.L.	2,273	2,212	2,211
	_________	_________	_________

	25,142	24,918	26,143
	_________	_________	_________

Royalties payable amount to S/2,874,000 as of December 31, 2005 (S/2,513,000 as of December 31, 2004), see Note 17(a).

Legal processes of Buenaventura -
Demand presented a the Federal Court at the United States of America -

Buenaventura and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were seeded in a legal action in the Federal Court of the United Stated of America - Tenth Circuit (Colorado) with a French citizen that informed that he was affected by the revocation of BRGM, Mine Or and their related entities (SCRCM) over preferential rights on the shares of CEDIMIN.

On March 16, 2005 all the involved parts reached to an extrajudicial agreement. As a consequence of this agreement, the demand, pending of motion at the Federal Court of the United States of America - Tenth Circuit and subsequently dismissed by the District Court, was filed definitively.

Other -

From time to time in the normal course of its activities, the Company is involved in various legal proceedings of a diverse nature. Management believes that any possible loss, which may result from these lawsuits, will not have a materially adverse effect on the Company's financial position.

37. Transaction with affiliated companies

(a) The Company had the following transactions with its affiliated companies during the years ended December 31, 2003, 2004 and 2005:

S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") -
Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. In 2005, royalties earned amounted to S/152,342,000 (S/116,857,000 and S/128,889,000 in 2003 and 2004, respectively) and are presented as "royalties income" in the consolidated statements of income.

Compañía Minera Condesa S.A. ("Condesa") -

During 2005, Compañía Minera Condesa S.A. received cash dividends from Yanacocha for approximately S/264,034,000 (S/482,025,000 and S/414,911,000 in 2003 and 2004, respectively).

Buenaventura Ingenieros S.A. ("Bisa") -

In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract expired on December 31, 2004 and was renewed in January, 2005 under the same terms.

In 2005, the revenues related to this service contract amounted to approximately S/12,343,000 (S/11,408,000 and S/10,176,000 in 2003 and 2004 respectively).

The profit between Bisa and Yanacocha is not significant and, therefore, has not been eliminated in the consolidated financial statements.

Consorcio Energético de Huancavelica S.A. ("Conenhua") -

In November 2000, Conenhua signed an agreement with Yanacocha for the construction and operation of a 220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. Pursuant to this contract, the construction work finished in October 2001. Concurrently, Yanacocha and Conenhua signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. During 2005, the revenues for these services amounted to approximately S/12,813,000 in 2005 (S/14,282,000 and S/13,265,000 in 2003 and 2004, respectively).

The profit between Conenhua and Yanacocha is not significant and, therefore, has not been eliminated in the consolidated financial statements.

(b) As a result of the above and other minor transactions, the Company has the following accounts receivable from affiliated companies:
	2004	2005
	S/(000)	S/(000)

Minera Yanacocha S.R.L.	45,708	65,666
Others	370	372
	_________	_________

	46,078	66,038
	_________	_________

38. Explanation added for English language translation

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: May 4, 2006